UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

September 30, 2025

(Date of Report (Date of earliest event reported))

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2546939
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.    Other Events

Net Asset Value as of September 30, 2025

As of September 30, 2025, our net asset value (“NAV”) per common share is $9.61. This NAV per common share shall be effective until updated by us on or about December 31, 2025 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

	As of	As of
(In thousands, except share and per share amounts)	September 30, 2025 [1]	June 30, 2025 [1]
ASSETS
Investments, at fair value	$53,234	$58,880
Cash and cash equivalents	4,850	1,265
Current interest receivable	9	13
Other assets	179	471
Total Assets	$58,273	$60,629

LIABILITIES
Accounts payable	$231	$129
Due to related party	359	138
Dividends payable	700	19
Total Liabilities	$1,290	$286

NET ASSETS CONSIST OF:
Fundrise West Coast Opportunistic REIT, LLC Members’ Equity:
Common shares; 5,926,897 and 6,224,647 shares outstanding, net of offering costs, on September 30, 2025 and June 30, 2025, respectively [2]	$58,870	$61,785
Retained earnings and cumulative distributions [2]	2,922	3,987
Net adjustments to fair value	(4,809)	(5,429)
NET ASSETS	$56,983	$60,343
NET ASSET VALUE PER SHARE, 5,926,897 and 6,224,647 shares outstanding, net of offering costs, on September 30, 2025 and June 30, 2025, respectively	$9.61	$9.69

[1] Estimated Balance Sheets as of September 30, 2025 and June 30, 2025.

[2] Cumulative distributions have been reclassified from “Common shares” to “Retained earnings” to align with our financial reporting presentation. This adjustment is presentational only and does not affect our NAV per share.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate assets and, as with any commercial real estate valuation methodology, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given period, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles (“GAAP”), and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us and considers relevant market data. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each period presented from December 31, 2017 to September 30, 2025.

Date	NAV Per Share
December 31, 2017	$9.81
March 31, 2018	$9.84
June 30, 2018	$9.91
September 30, 2018	$9.97
December 31, 2018	$10.00
March 31, 2019	$10.00
June 30, 2019	$10.00
October 1, 2019	$9.97
December 31, 2019	$10.00
March 31, 2020	$10.00
June 30, 2020	$10.00
September 30, 2020	$10.00
December 31, 2020	$10.00
March 31, 2021	$9.99
June 30, 2021	$10.14
September 30, 2021	$10.20
December 31, 2021	$10.26
March 31, 2022	$10.28
June 30, 2022	$10.33
September 1, 2022	$10.36
December 31, 2022	$10.25
March 31, 2023	$10.10
June 30, 2023	$10.14
September 30, 2023	$10.17
December 30, 2023	$9.76
March 29, 2024	$9.94
June 29, 2024	$9.96
September 30, 2024	$9.90
December 31, 2024	$9.84
March 31, 2025	$9.81
June 30, 2025	$9.69
September 30, 2025	$9.61

Share Redemption Plan Status

In advance of a proposed merger involving the Company, the Company’s redemption plan is currently temporarily suspended and the Company is not currently processing redemption requests.

Real Estate Performance

The Company’s portfolio performance was positive due to (among other things) continued strong fundamentals at some of the Company’s assets on West Jefferson Boulevard. This positive portfolio performance slightly offset the Company's decrease in NAV from the September 30, 2025 Dividend (defined below).

Declaration of September 30, 2025 Dividend

On September 30, 2025, in order to comply with real estate investment trust distribution requirements, the Manager of the Company declared a distribution of $0.1181056380 per share (the “September 30, 2025 Dividend”) for shareholders of record as of the close of business on September 30, 2025. The September 30, 2025 Dividend will be payable to shareholders of record as of the close of business on September 30, 2025 and is scheduled to be paid prior to October 21, 2025. The aggregate amount of the September 30, 2025 Dividend will be approximately $700,000.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fundrise West Coast Opportunistic REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Benjamin St. Angelo
Name:	Benjamin St. Angelo
Title:	Authorized Person

Date:    October 1, 2025